Exhibit 12
Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended		For the Years Ended
	June 30,		December 31,
	2013	2012	2012	2011	2010	2009	2008
	(in millions)
Earnings (loss):
Loss from continuing operations before income taxes	$(2,147)	$(2,174)	$(4,172)	$(2,636)	$(3,299)	$(3,494)	$(4,060)
Equity in losses of unconsolidated investments, net	459	719	1,114	1,730	1,286	803	64
Fixed charges	1,211	1,176	2,365	2,068	2,081	2,047	2,094
Interest capitalized	(28)	(217)	(278)	(413)	(13)	(12)	(123)
Amortization of interest capitalized	68	24	81	48	85	85	80
Earnings (loss), as adjusted	(437)	(472)	(890)	797	140	(571)	(1,945)
Fixed charges:
Interest expense	860	619	1,428	1,011	1,464	1,450	1,362
Interest capitalized	28	217	278	413	13	12	123
Portion of rentals representative of interest	323	340	659	644	604	585	609
Fixed charges	1,211	1,176	2,365	2,068	2,081	2,047	2,094
Ratio of earnings to fixed charges	— (1)	— (2)	— (3)	— (4)	— (5)	— (6)	— (7)

(1)Earnings (loss), as adjusted were inadequate to cover fixed charges by $1.6 billion at June 30, 2013.
(2)Earnings (loss), as adjusted were inadequate to cover fixed charges by $1.6 billion at June 30, 2012.
(3)Earnings (loss), as adjusted were inadequate to cover fixed charges by $3.3 billion in 2012.
(4)Earnings (loss), as adjusted were inadequate to cover fixed charges by $1.3 billion in 2011.
(5)Earnings (loss), as adjusted were inadequate to cover fixed charges by $1.9 billion in 2010.
(6)Earnings (loss), as adjusted were inadequate to cover fixed charges by $2.6 billion in 2009.
(7)Earnings (loss), as adjusted were inadequate to cover fixed charges by $4.0 billion in 2008.